Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019

November 23, 2009

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Mr. Kevin Woody
Branch Chief

Re:	Global Diversified Futures Fund L.P.

(f/k/a Citigroup Global Diversified Futures Fund L.P.)(the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

File No. 000-30455

Ladies and Gentlemen:

On behalf of this firm’s client, Ceres Managed Futures LLC (f/k/a Citigroup Managed Futures LLC), the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated September 17, 2009 (the “Letter”) to Mr. Jerry Pascucci, President and Director of the General Partner, to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and the Partnership’s Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 that were filed with the Commission on March 31, 2009, May 15, 2009 and August 14, 2009, respectively. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response. Page numbers refer to page numbers in the 2008 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 2

1.

Please provide an overview of your investment strategy. Your discussion should address how the allocation of assets among the Advisors is determined, how the General Partner can modify those allocations and how the General Partner can appoint or remove an advisor. Confirm that you will provide similar disclosure in your future filings.

Mr. Kevin Woody

November 23, 2009

As explained on page 2 of the 2008 Form 10-K, the investment strategy of the Partnership is to engage, directly and indirectly, in the speculative trading of a diversified portfolio of commodity interests, including futures contracts, options, swaps and forward contracts.

As explained on pages 2 to 3 of the 2008 Form 10-K, the assets of the Partnership have been allocated to Campbell & Company, Inc. (“Campbell”), Aspect Capital Limited (“Aspect”), Altis Partners (Jersey) Limited (“Altis”) and Waypoint Capital Management LLC (“Waypoint”). As further explained on pages 20 to 21 of the 2008 Form 10-K, as of December 31, 2008, the assets of the Partnership allocated to each trading advisor were traded pursuant to each trading advisor’s respective trading program, as follows: Campbell - Financials, Metals and Energy Portfolio; Aspect - Diversified Program; Altis - Global Diversified Program; and Waypoint - Diversified Program. For details about each program, please see pages 20 to 21 of the 2008 Form 10-K.

The General Partner allocates assets of the Partnership to its trading advisors by establishing an account at the Partnership’s (or the master funds’) commodity broker in the name of the Partnership (or the master funds) and granting limited authority to a trading advisor to make trading decisions with respect to such account. If the Partnership’s assets are traded directly, the trading account will be established in the name of the Partnership. If the advisor trades the assets allocated to it indirectly through a master fund, the trading account will be established in the name of the particular master fund. The trading accounts, at both the Partnership and master fund levels, are collectively referred to herein as “managed accounts.” The General Partner maintains ultimate control over the assets in the managed accounts and the trading advisor is not permitted to make withdrawals from the managed accounts.

As explained on page 20 of the 2008 Form 10-K, in allocating the assets of the Partnership among the trading advisors, the General Partner considers past performance, trading style, volatility of markets traded and fee requirements. The General Partner may modify or terminate the allocation of assets among the trading advisors and may allocate assets to additional advisors at any time. The General Partner has determined to include in the Management’s Discussion and Analysis of Financial Condition section of future filings, as appropriate, disclosure clarifying the General Partner’s authority in this regard.

2.

Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. We note that your MD&A disclosure includes the allocation to each trading advisor, but the overall mix of assets in your portfolio is not clear. Confirm that you will include similar disclosure in future filings.

The approximate average allocation by commodity market sector of total partnership assets for the period January 1, 2008 through December 31, 2008 is represented in the chart attached as Appendix A. The General Partner has determined to include similar disclosure in future filings as appropriate.

3.

Please describe to us the regulatory provisions applicable to your business. Discuss any position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Describe any additional position limits imposed by the

Mr. Kevin Woody

November 23, 2009

exchanges. Please disclose any related risks in the Risk Factors section. Confirm that you will provide similar disclosure in future filings.

The activities of the Partnership and the General Partner are affected by a number of statutes, rules and regulations, including, but not limited to, those discussed below.

As disclosed on page 2 of the 2008 Form 10-K, prior to April 1, 2000, limited partnership interests in the Partnership (“Units”) were registered under, offered and sold pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Partnership is also registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The General Partner no longer offers Units for sale.

The business of the Partnership is affected by the Commodity Exchange Act (the “CEA”). The CEA does not regulate the Partnership itself, except to the extent that the CEA would regulate the activities of any trader in the commodity futures markets. Instead, the CEA regulates the activities of the General Partner as the commodity pool operator of the Partnership. The General Partner is registered with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool operator. The CEA requires a registered commodity pool operator, such as the General Partner, to comply with various disclosure, recordkeeping and reporting requirements with respect to the commodity pools it operates. Generally, the General Partner may not solicit funds for a pool, such as the Partnership, without first delivering to the prospective investor an offering document that contains the disclosures enumerated in CFTC Rule 4.24 and that has been reviewed by the National Futures Association. The General Partner must maintain copies of various documents prepared in connection with the pool and must deliver to investors an annual report certified by an independent public accountant as well as monthly statements of the pool’s performance. Pursuant to CFTC Rule 4.22(h), each such annual report and monthly statement must contain an oath or affirmation made by a representative duly authorized to bind the General Partner that, to the best of the knowledge and belief of the individual making the oath or affirmation, the information contained in the document is accurate and complete.

The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short position that any person or group of persons acting together, may hold or control in particular commodities. The position limits established by the CFTC apply to grains, soybeans and cotton. For all other commodity contracts, including energy commodities, in accordance with the CEA, U.S. exchanges have established position limits or position accountability levels. The CFTC has adopted rules with respect to the treatment of positions held by a commodity pool, such as the Partnership, for purposes of determining compliance with speculative position limits. Generally, CFTC rules require that positions held by all accounts owned or controlled by a trading advisor to the Partnership and its principals be aggregated with the positions of the Partnership established by the trading advisor for purposes of calculating the trading advisor’s compliance with the limits. Depending upon the number and types of futures contracts managed in both the Partnership’s account and the other accounts controlled directly or indirectly by the trading advisors to the Partnership, position limits may limit the ability of a trading advisor to establish particular positions in certain commodities for the Partnership or may require the liquidation of positions. If new regulations were to further limit the number of positions in a particular commodity that could be controlled by a trading advisor, such regulations could negatively impact the operations and profitability of the Partnership.

Mr. Kevin Woody

November 23, 2009

The General Partner has determined to include in future filings, as appropriate, a risk factor similar to the following risk factor pertaining to the risk that position limits could impact the operations and profitability of the Partnership.

Speculative position and trading limits may reduce profitability. The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short positions which any person may hold or control in particular futures and options on futures. The trading instructions of an advisor may have to be modified, and positions held by the Partnership may have to be liquidated in order to avoid exceeding these limits. Such modification or liquidation could adversely affect the operations and profitability of the Partnership by increasing transaction costs to liquidate positions and foregoing potential profits.

Item 1A. Risk Factors, page 4

4.

We note your disclosure that pending legislation could limit trading by speculators in futures markets and that other potentially adverse regulatory initiatives could develop suddenly and without notice. Please provide us with a more specific description of any current or proposed limits and discuss how such limits would impact your trading strategy. Confirm that you will provide similar disclosure in future filings.

The General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal since to do so would be largely speculative. The following table sets forth certain of the legislation proposed in the 2009 legislative Congressional session and by other governmental agencies, which, if enacted, could impact the Partnership’s trading strategy.

PROPOSED LEGISLATION
S. 221	A bill to amend the CEA to require energy commodities to be traded only on regulated markets, and for other purposes	1/13/09
S. 272 H.R. 977	Derivatives Markets Transparency & Accountability Act of 2009	1/15/09 2/11/09
S. 298	Financial Markets Commission Act of 2009	1/22/09
H.R. 768	Commission on Financial Crisis Accountability Act of 2009	1/28/09
H.R. 711	Hedge Fund Adviser Registration Act of 2009	1/27/09
S. 344	Hedge Fund Transparency Act	1/29/09
H.R. 885 S. 1354	Improved Financial Commodity Markets Oversight and Accountability Act	2/4/09 6/25/09
S. 447	Prevent Excessive Speculation Act	2/13/09
H.R. 1068	Let Wall Street Pay for Wall Street’s Bailout Act of 2009	2/13/09
S. 664 H.R. 1754	Financial System Stabilization and Reform Act of 2009	3/23/09 3/26/09

Mr. Kevin Woody

November 23, 2009

S. 672	Natural Gas and Electricity Review and Enforcement Act	3/24/09
H.R. 1748	Fight Fraud Act of 2009	3/26/09
S. 807	SMART Energy Act	4/02/09
H.R. 1880	National Insurance Consumer Protection Act	4/02/09
H.R. 2448	Prevent Unfair Manipulation of Prices Act of 2009	5/14/09
S. 961	Authorizing the Regulation of Swaps Act	5/4/09
S. 1225 H.R. 2869	Energy Market Manipulation Prevention Act	6/10/09 6/15/09
S. 1276	Private Fund Transparency Act of 2009	6/16/09
H.R. 3145	Credit Default Swap Prohibition Act of 2009	7/9/09
Treas. Reg.	Over-the-Counter Derivatives Markets Act	8/11/09
	Discussion Draft submitted by Collin Peterson, Chairman, House Agriculture Committee	10/9/09
H.R. 3795	To enact the Over-the-Counter Derivatives Markets Act of 2009	10/13/09
Financial Stability Improvement Act of 2009
	Discussion Draft submitted by Barney Frank, Chairman, House Financial Services Committee	10/27/09
Restoring American Financial Stability Act of 2009
	Discussion Draft submitted by Christopher Dodd, Chairman, Senate Banking Committee	11/10/09

The General Partner is monitoring the status of these and other proposals. To the extent that any of the proposals impact speculative position limits, the advisors have represented to the Partnership in their respective management agreements that if their trading recommendations are altered because of the application of position limits, the advisors will not modify their trading instructions with respect to the Partnership’s or the master funds’ managed accounts in such a manner as to affect the Partnership substantially disproportionately as compared with the advisors’ other accounts.

As an example of the uncertainty surrounding legislative proposals, the Energy Markets Emergency Act of 2008, proposed in June 2008, passed the House with bipartisan support but failed to emerge from committee in the Senate and expired at the end of the legislative session. This proposal also exemplifies the difficulty of forecasting the likely impact of certain legislative proposals. In sum, the proposal directed the CFTC to “utilize all its authority, including its emergency powers, to curb immediately the role of excessive speculation in any contract market within the jurisdiction and control of the [CFTC], on or through which energy futures or swaps are traded, and to eliminate excessive speculation, price distortion, sudden or unreasonable

Mr. Kevin Woody

November 23, 2009

fluctuations or unwarranted changes in prices, or other unlawful activity that is causing major market disturbances that prevent the market from accurately reflecting the forces of supply and demand for energy commodities.”1

The General Partner has determined to include in future filings, as appropriate, a revised risk factor similar to the following risk factor pertaining to the risk that regulatory developments could impact the operations and profitability of the Partnership.

Regulatory changes could restrict the Partnership’s operations. Regulatory changes could adversely affect the Partnership by restricting its markets or activities, limiting its trading and/or increasing the taxes to which investors are subject. The General Partner is not aware of any definitive regulatory developments that might adversely affect the Partnership; however, since June 2008, several bills have been proposed in the U.S. Congress in response to record energy and agricultural prices and the financial crisis. Some of the pending legislation, if enacted, could impact the manner in which swap contracts are traded and/or settled and limit trading by speculators (such as the Partnership) in futures and over-the-counter markets.  Certain of the proposals would authorize the CFTC and the Commission to regulate swap transactions. Other potentially adverse regulatory initiatives could develop suddenly and without notice.

The General Partner will continue to monitor legislative developments and believes that its approach is appropriate given the wide variety of consequences that could stem from enactment of any particular proposal and the difficulty of assessing which proposals are likely to be enacted.

For the foregoing reasons, therefore, the General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal.

The General Partner notes that none of the recent regulatory developments pertaining to long-only exchange-traded commodity pools has had any impact on the Partnership’s trading strategy. The CFTC recently revoked exemptions from certain agricultural position limits that were granted to a commodity pool with an index strategy. The Partnership is neither long-only nor exchange-traded and does not operate under any such exemptions.

_________________________

[1]	H.R. 6377 110th Cong. (2nd Sess. 2008); S. 3205 110th Cong. (2nd Sess. 2008).

Mr. Kevin Woody

November 23, 2009

Part II, page 19

Item 6. Selected Financial Data, page 19

5.	Please tell us net asset value on a per unit basis as of the end of each period presented. Confirm that you will provide similar disclosure in future filings.

As disclosed on page 24 of the 2008 Form 10-K, the net asset value per unit as of each of December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005 was $2,117.49, $1,719.91, $1,673.08 and $1,480.68, respectively.  The net asset value per unit as of December 31, 2004 was $1,334.69. The General Partner has determined to include in the Selected Financial Data table of future filings, as appropriate, the net asset value per unit as of the end of each period presented.

Item 7. Management’s Discussion and Analysis of Financial Condition..., page 20

Overview, page 20

6.

Please tell us, if known, the sector allocation by percentage for each of the trading advisor funds where you have invested as of the end of the last fiscal year. Tell us what consideration you have given to including this information in your filing.

The General Partner wishes to make clear that the assets of the Partnership are not “invested” in “funds” controlled by the advisors. Whether traded directly or through a master fund, they are maintained in segregated customer brokerage accounts at the Partnership’s (or the master funds’) commodity broker and are always under the control of the General Partner. As indicated above in response to Staff comment number one, when allocating assets to a trading advisor, the General Partner establishes a managed account in the Partnership’s (or a master fund’s) name at the Partnership’s (and the master fund’s) commodity broker and grants limited authority to the trading advisor to make trading decisions with respect to such managed account. With the exception of Waypoint, currently each of the Partnership’s advisors trades the assets allocated to it indirectly through a managed account in the name of a master fund. The General Partner serves as the general partner of each of these master funds. The assets traded by Waypoint are held and traded directly in a managed account in the name of the Partnership. The average allocation by commodity market sector for the period January 1, 2008 through December 31, 2008 for each of the master funds and for the assets traded by Waypoint is set forth in the tables attached as Appendix B. The General Partner has determined to include similar disclosure in future filings as appropriate.

Campbell & Company, Inc., page 20

7.

Please tell us whether the trading program utilized by Campbell & Company is discretionary or systematic and whether there have been any changes to the trading program over the past year. Confirm that you will provide similar disclosure in future filings.

The trading program employed by Campbell for the Partnership is based on systematic (a/k/a “technical”) analysis. The General Partner has determined to clarify this disclosure in future filings, as appropriate.

Pursuant to Campbell’s management agreement with the Partnership, Campbell is permitted to make non-material changes to its trading programs without seeking the approval of the General Partner. Campbell, however, is required to notify the General Partner of any changes to the trading strategy or methodology that would require a change in the description of the trading strategy or methods disclosed to investors. The General Partner is not aware of any material changes in the trading program of Campbell during the past year.  To the extent that there are any material changes to the trading programs of any of the trading advisors in the future, the General Partner has determined to include disclosure of such changes in future filings as appropriate.

Mr. Kevin Woody

November 23, 2009

Liquidity, page 21

8.

Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

The Partnership has never been subject to a margin call. The General Partner does not expect the Partnership to be subject to margin calls in the future based on current margin requirements and the amount of cash held by the Partnership directly and through the master funds.

In the context of commodity futures trading, “margin” refers to the good faith deposit required for a customer to maintain its futures contract positions. An amount equal to the required margin must at all times be on deposit with the customer’s commodity broker. A margin call is issued when a customer’s amount on deposit is less than the margin requirement. Commodity pools, such as the Partnership (and the master funds), often have on deposit with their commodity broker amounts far in excess of their required margin.

As noted on page 3 of the 2008 Form 10-K, substantially all of the Partnership’s assets are deposited in segregated accounts at the Partnership’s commodity broker. The amount of cash on deposit in such accounts has, since inception, far exceeded the margin required to maintain the Partnership’s (and the master funds’) futures contract positions. From January 1, 2008 through December 31, 2008, the Partnership’s average margin to equity ratio (i.e., the percentage of assets on deposit required for margin) was approximately 12.1%. The foregoing margin to equity ratio takes into account positions and cash held in the Partnership’s name, as well as the allocable value of the positions and cash held on behalf of the Partnership in the name of the master funds (the “Margin to Equity Ratio”).

The General Partner has determined to disclose the Partnership’s average Margin to Equity Ratio in future filings as appropriate. In the unlikely event that margin requirements exceed the Partnership’s amounts on deposit and the Partnership receives a margin call, the General Partner will disclose the amount of such margin call in future filings as appropriate.

Capital Resources, page 23

9.

Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Limited partners are permitted to redeem Units on a monthly basis. Generally, the Partnership uses its cash holdings to fund redemptions. The Partnership has, to date, always had sufficient cash available to fund redemptions. The General Partner expects to continue to have sufficient cash available to fund redemptions. As explained above in response to Staff comment number eight, only a portion of the Partnership’s (and master funds’) assets deposited in segregated brokerage accounts at the commodity broker is required for margin.

Mr. Kevin Woody

November 23, 2009

If the Partnership’s assets are reduced due to redemptions or otherwise, the General Partner may reduce the allocation to one or more trading advisors. Following a reduction in its allocation, a trading advisor may decide to liquidate positions in accordance with its strategy. Absent extraordinary circumstances, the General Partner would not interfere with a trading advisor’s decision as to which positions to liquidate. The General Partner would employ the criteria described above in response to Staff comment number one in deciding when and whether to reduce a trading advisor’s allocation of Partnership assets.

For the foregoing reasons, the General Partner believes that its disclosure concerning redemptions is sufficient. As indicated above, however, in response to Staff comment number eight, the General Partner has determined to disclose the Margin to Equity Ratio in future filings as appropriate.

Results of Operations, page 24

10.	To the extent that changes in net asset value reflect material changes in interest income, please describe to us the impact and reasons for changes in your interest income.

As disclosed on page 19 of the 2008 Form 10-K, interest income for the year ended December 31, 2008 decreased $1,062,258, as compared to the corresponding period in 2007. To the extent a decrease in interest earned by the Partnership represents a decrease in Partnership capital, such decrease would necessarily impact the net asset value of the Partnership. Interest income is paid at a U.S. Treasury bill rate determined by the commodity broker and, therefore, will fluctuate from year to year due to changes in interest rates.

11.

We note that you have disclosed net trading gain through investments in the Funds on an aggregate basis. Please tell us the net trading gain realized from each Fund separately and tell us what consideration you have given to including this information in the Results of Operations disclosure.

As explained above in response to Staff comment number six, the assets of the Partnership are not “invested” in “funds” controlled by the advisors. The assets traded by the advisors are maintained in segregated customer brokerage accounts at either the Partnership’s or the master funds’ commodity broker depending on whether the assets are traded directly or indirectly by the advisors, and are always under the control of the General Partner. The net trading gain realized from each of the Partnership’s master funds is disclosed on page F-19 of the 2008 Form 10-K. In future filings, in order to avoid repeating information contained elsewhere in the Form 10-K, the General Partner has determined to provide, as appropriate, a cross-reference in the Results of Operation section to the page(s) on which the net trading gain (or loss) realized from each of the Partnership’s master funds is disclosed.

Mr. Kevin Woody

November 23, 2009

Financial Statements

General

12.

On page 20, you disclose that 14% of your assets were allocated to Waypoint. However, your Schedule of Investments does not indicate an investment in Waypoint, nor have you provided financial statements for Waypoint. Please advise.

The General Partner has established separate limited partnership master funds to permit accounts managed by certain of the Partnership’s advisors pursuant to their respective trading programs to invest together in one trading vehicle. As explained above in response to Staff comment number six, with the exception of Waypoint, each of the Partnership’s advisors currently trades the Partnership’s assets indirectly through a managed account in the name of a master fund over which the advisor has been granted limited authority to make trading decisions. Therefore, each of the allocations to the trading advisors that trade the Partnership’s assets indirectly is reflected on the Schedule of Investments as an “investment in other partnerships.” The assets traded by Waypoint are held and traded directly in a managed account in the Partnership’s name. As such, the assets traded by Waypoint would not be reflected on the Schedule of Investments as an investment in other partnerships. Instead, Waypoint’s directly traded positions would be reflected in the Schedule of Investments, as positions held directly by the Partnership. As of December 31, 2008, however, Waypoint had no open positions and therefore, there were no open positions attributable to Waypoint that should have been included in the Schedule of Investments. Nevertheless, the assets traded by Waypoint are reflected in the cash line item of the Statements of Financial Condition on page F-8 of the 2008 Form 10-K.

The Partnership’s Trading Value at Risk in Different Market Sectors, page 29

13.

Please describe to us in more detail the information conveyed in the tables under this heading. Clarify, if true, that the tables reflect each Fund’s total value at risk but do not measure the Partnership’s overall portfolio value at risk. Confirm that you will provide similar clarification in future filings.

Item 305 of Regulation S-K requires that certain 1934 Act reporting companies, such as the Partnership, make “Quantitative and Qualitative Disclosures About Market Risk” in their Form 10-K filings. Regulation S-K recognizes three distinct methods of providing quantitative information concerning market risk: value at risk, tabular presentation and sensitivity analysis. Value at risk tables, such as those on pages 29 to 30 of the 2008 Form 10-K, represent a probabilistic assessment of the risk of loss in market risk sensitive instruments. Quantitative information is included for material market sector exposures which, during 2008, included the following market categories: interest rates, currencies, stock indices, metals, commodities and energy.

As explained above in response to Staff comment number six, with the exception of Waypoint, the Partnership’s advisors currently trade the Partnership’s assets indirectly in master fund managed accounts established in the name of the master fund over which they have been granted limited authority to make trading decisions. Waypoint directly trades a managed account in the Partnership’s name. The trading value at risk tables on pages 29 to 30 of the 2008 Form 10-K reflect the market sensitive

Mr. Kevin Woody

November 23, 2009

instruments held by each master fund. As explained above in response to Staff comment number 12, the Partnership’s managed account traded by Waypoint did not have any open positions as of December 31, 2008. As such, there is no separate trading value at risk table disclosed in the 2008 Form 10-K which reflects the market sensitive instruments held by the Partnership directly (i.e., in the managed account in the Partnership’s name traded by Waypoint). The General Partner has determined to include disclosure similar to the above explanation in future filings, as appropriate.

Part III, page 34

Item 10. Directors, Executive Officers and Corporate Governance, page 34

14.

Please provide the disclosure required by Item 401 of Regulation S-K for the executive officers and directors of your General Partner. Confirm that you will provide similar disclosure in future filings. In addition, please revise Item 12 to disclose the shares beneficially owned by these individuals, as required by Item 403 of Regulation S-K.

As explained on page 34 of the 2008 Form 10-K, the Partnership has no officers or directors. Items 401 and 403 of Regulation S-K pertain to the directors and executive officers of the registrant (i.e., the Partnership). The information requested with respect to the General Partner’s officers and directors, therefore, is not required disclosure under those rules. Nevertheless, the General Partner has determined to include in future filings, as appropriate, disclosure that includes (i) the biographical information of the General Partner’s directors and (ii) the beneficial ownership of such individuals, if any. An example of such disclosure is attached as Appendix C. The information presented therein is current as of the date of this letter. Further, as of December 31, 2008, none of the executive officers and directors of the General Partner owned units in the Partnership.

Part IV, page 38

Item 15. Exhibits, Financial Statement Schedules, page 35

15.

We note that you incorporate exhibits by reference by indicating that the documents were “previously filed.” In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K. Please also supplementally provide us with this information for all material contracts that are included as exhibits to this Form 10-K.

The exhibit list attached as Appendix D contains the requested reference information for each document incorporated by reference to a prior filing or submission. The General Partner has determined to include this information in future filings as appropriate.

Signatures, page 37

16.	Please confirm that Jennifer Magro is also your principal accounting officer or controller.

The General Partner confirms that Jennifer Magro is its principal accounting officer.

Mr. Kevin Woody

November 23, 2009

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

17.

The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: “(The registrant’s fourth fiscal quarter in the case of an annual report).” In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

The referenced parenthetical was inadvertently omitted from the certifications included as Exhibits 31.1 and 31.2 of the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009. The General Partner confirms that in future filings it will include these certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.

* * * *

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or Don Choi of this office at (212) 728-8878.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:	Jennifer Magro

Gabriel Acri

Lisa Eskenazi

Don Choi

APPENDIX A

Approximate Average Market Sector Allocation
for the period January 1, 2008 through December 31, 2008

Stock Index
17%
Currencies
16%
Agriculture and
Livestock
15%
Energ
15%
Interest Rates
23%
Metals
14%

APPENDIX B

Average Allocation by Commodity Market Sector

for the Period January 1, 2008 through December 31, 2008

CMF Campbell Master Fund L.P.
Currencies	32.27%
Energy	5.66%
Interest Rates Non-U.S.	15.92%
Interest Rates U.S.	9.22%
Livestock	0.00%
Metals	3.10%
Stock Index	33.83%

Waypoint Capital Management LLC
Currencies	15.53%
Interest Rates Non-U.S.	60.79%
Interest Rates U.S.	14.14%
Softs	3.71%
Stock Index	5.83%

CMF Aspect Master Fund L.P.
Currencies	17.65%
Energy	14.79%
Grains	4.16%
Interest Rates Non-U.S.	24.35%
Interest Rates U.S.	9.12%
Livestock	1.18%
Metals	9.68%
Softs	4.74%
Stock Index	14.33%

CMF Altis Partners Master Fund L.P.
Currencies	11.58%
Energy	17.10%
Grains	12.01%
Interest Rates Non-U.S.	10.19%
Interest Rates U.S.	6.70%
Livestock	1.95%
Metals	18.78%
Softs	7.97%
Stock Index	13.72%

APPENDIX C

The officers and directors of Ceres Managed Futures LLC (f/k/a, Citigroup Managed Futures LLC) (the “General Partner”) are Jerry Pascucci (President, Chief Investment Officer and Director), Jennifer Magro (Chief Financial Officer, Vice President and Director), Daryl Dewbrey (Secretary and Director), Shelley Deavitt Ullman (Senior Vice President and Director) and Raymond Nolte (Director). Each director holds office until his or her successor is elected, or until his or her earlier death, resignation or removal. Vacancies on the board of directors may be filled by appointment by the sole member of the General Partner, Morgan Stanley Smith Barney Holdings LLC which wholly owns the General Partner, or by unanimous vote of the remaining directors, depending on the circumstances of the vacancy. The officers of the General Partner are designated by the General Partner’s board of directors. Each officer holds office until his or her death, resignation or removal.

Mr. Pascucci, age 39, is President, Chief Investment Officer and Director of the General Partner (since March 2007, May 2005 and June 2005, respectively). Mr. Pascucci’s principal status was approved by the National Futures Association (“NFA”) in June 2005. He is also registered as an associated person of the General Partner (since June 2009) and of Morgan Stanley Smith Barney LLC (“Morgan Stanley Smith Barney”) (since August 2009). From March 2007 to July 2009, Mr. Pascucci was a Managing Director of Citigroup Alternative Investments LLC (“CAI”), a division of Citigroup Inc. (“Citigroup”) that administers its hedge fund and fund of funds businesses, and until July 2009, its commodity pool business. He was also Chief Investment Officer of CAI’s Hedge Fund Management Group from March 2007 to July 2009. He was registered as an associated person of Citigroup Global Markets Inc. (“Citigroup Global Markets”) from February 2006 to July 2009. Mr. Pascucci has been responsible for trading advisor selection, due diligence and portfolio construction for managed futures funds and accounts since May 1999. Between May 1996 and May 1999, Mr. Pascucci served as a Senior Credit Risk Officer for Citigroup Global Markets, focused primarily on market and counterparty risks associated with Citigroup Global Markets’ commodity pool and hedge fund clients. Prior to joining Citigroup Global Markets, in May 1996, Mr. Pascucci was employed (from October 1992) by ABN AMRO North America at its European American Bank subsidiary as a corporate banking officer where he facilitated the establishment of credit lines and other loan facilities for corporate clients.

Ms. Magro, age 37, is Chief Financial Officer, Director and Vice President of the General Partner (since October 2006, May 2005 and August 2001, respectively). Ms. Magro’s principal status was approved by the NFA in June 2005. She was also a Managing Director of CAI and Chief Operating Officer of CAI’s Hedge Fund Management Group from October 2006 to July 2009. Ms. Magro is responsible for the financial, administrative and operational functions of the General Partner. She is also responsible for the accounting and financial and regulatory reporting of the General Partner’s managed futures funds. From March 1999 to July 2009, Ms. Magro was responsible for the accounting and financial and regulatory reporting of Citigroup’s managed futures funds. She had similar responsibilities with CAI’s Hedge Fund Management Group (from October 2006 to July 2009). Prior to joining Citigroup Global Markets in January 1996, Ms. Magro was employed by Prudential Securities Inc. (from July 1994) as a staff accountant whose duties included the calculation of net asset values for commodity pools and real estate investment products.

Mr. Dewbrey, age 38, is Secretary and Director of the General Partner (since July 2009 and March 2007, respectively). He registered as an associated person of the General Partner in January 2004 and became a principal of the General Partner in March 2007. He is also registered as an associated person of Morgan Stanley Smith Barney (since August 2009). He was registered as an associated person of Citigroup Global Markets from March 1998 to July 2009. Mr. Dewbrey has worked with the General Partner in varying capacities since April 2001, and, since May 2005, Mr. Dewbrey has been head of managed futures product development. Mr. Dewbrey was a director of CAI responsible for marketing and client services for CAI’s Hedge Fund Management Group from February 2007 to July 2009. From October 1997 to September 2000, Mr. Dewbrey was head of Citigroup Global Markets’ managed futures trading desk. In September 2000, Mr. Dewbrey was selected for the Salomon Smith Barney Sales and Trading Training Program. Mr. Dewbrey began his career in the futures markets in May 1990 on the floor of the Chicago Board of Trade as a trading assistant with Rosenthal Collins Group, a futures brokerage firm. Mr. Dewbrey is a member of the Managed Funds Association and the Futures Industry Association.

Ms. Ullman, age 50, is a Managing Director of Citigroup Global Markets’ Futures Division and a Senior Vice President and Director of the General Partner (since May 1997 and April 1994, respectively). Ms. Ullman’s principal status was approved by the NFA in June 1994. She was registered as an associated person of the General Partner from January 2004 to July 2009. Ms. Ullman is registered as an associated person of Citigroup Global Markets (since July 1993). She is also the branch manager of the Citigroup Global Markets branch that supports the General Partner (since January 2002). Previously, Ms. Ullman was a Vice President of Lehman Brothers (October 1985 to July 1993), with responsibility for execution, administration, operations and performance analysis for managed futures funds and accounts. She was registered as an associated person of Lehman Brothers Inc. (from February 1983 to July 1993) and was principal of Lehman Brothers Capital Management Corp. (from April 1989 to July 1993).

Mr. Nolte, age 47, is the Chief Executive Officer and the Chairman of the Investment Committee of CAI’s Hedge Fund Management Group. He registered as an associated person and became a principal of the General Partner in March 2007. He was appointed a Director of the General Partner in March 2007. He is also registered as an associated person of CAI (since October 2005). He registered as an associated person and became a principal of Citigroup Alternative Investments LLC in March 2007. Prior to joining CAI in September 2005, Mr. Nolte worked at Deutsche Bank and its affiliate Deutsche Asset Management (from June 1999 to September 2005). He was registered as an associated person and was a principal of DB Capital Advisors Inc. (from July 2000 to May 2005) and DB Investment Managers Inc. (from May 2002 to June 2005). Prior to that, Mr. Nolte worked for Bankers Trust (from May 1983 until the firm was acquired by Deutsche Bank in June 1999). During his employment at Deutsche Asset Management, Mr. Nolte served as the Global Head and Chief Investment Officer of the DB Absolute Return Strategies (“DB ARS”) Fund of Funds business, the Chairman of the DB ARS Fund of Funds Investment Committee, the Vice Chairman of DB ARS and Head of the Single Manager Hedge Fund business. While employed at Deutsche Bank and Deutsche Asset Management, Mr. Nolte’s duties included overseeing the firm’s fund of funds and hedge fund businesses. Mr. Nolte was the founder and head of the Investment Committee for the Topiary Fund, Deutsche Bank’s first fund of hedge funds. The DB ARS Fund of Hedge Funds platform grew to $7 billion in assets under management during Mr. Nolte’s tenure. That business was comprised of several multi-manager, multi-strategy funds as well as single strategy funds and separate accounts.

As of December 31, 2008, none of the executive officers and directors of the General Partner owned units in the Partnership.

APPENDIX D

Item 15. Exhibits and Financial Statement Schedules.

(a)	(1) Financial Statements:
Statements of Financial Condition at December 31, 2008 and 2007.
Schedules of Investments at December 31, 2008 and 2007.
Statements of Income and Expenses for the years ended December 31, 2008, 2007 and 2006.
Statements of Changes in Partners’ Capital for the years ended December 31, 2008, 2007 and 2006.
Notes to the Financial Statements.
(2) Exhibits:

3.1 — Limited Partnership Agreement (filed as Exhibit A to the Registration Statement on Form S-1 filed on August 20, 1998 and incorporated herein by reference).

3.2 — Certificate of Limited Partnership of the Partnership as filed in the office of the Secretary of State of the State of New York on June 15, 1998 (filed as Exhibit 3.2 to the Registration Statement on Form S-1 filed on August 20, 1998 and incorporated herein by reference).

10.1 — Customer Agreement between the Partnership and Salomon Smith Barney (filed as Exhibit 10.1 to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on October 22, 1998 and incorporated herein by reference).

10.3 — Escrow Instructions relating to escrow of subscription funds (filed as Exhibit 10.3 to the Registration Statement on Form S-1 filed on August 20, 1998 and incorporated herein by reference).

10.5 — Management Agreement among the Partnership, the General Partner and Campbell & Company, Inc. (filed as Exhibit 10.4 to the Registration Statement on Form S-1 filed on August 20, 1998 and incorporated herein by reference).

10.6 — Management Agreement among the Partnership, the General Partner and Eagle Trading Systems, Inc. (filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed on August 20, 1998 and incorporated herein by reference).

10.7 — Management Agreement among the Partnership, the General Partner and Eckhardt Trading Company (filed as Exhibit 10.6 to the Registration Statement on Form S-1 filed on August 20, 1998 and incorporated herein by reference).

10.8 — Management Agreement among the Partnership, the General Partner and Rabar Market Research (filed as Exhibit 10.7 to the Registration Statement on Form S-1 filed on August 20, 1998 and incorporated herein by reference).

10.9 — Letter extending Management Agreements with Campbell & Company, Inc., Eagle Trading Systems, Inc., Eckhardt Trading Company and Rabar Market Research for 1999 (filed as Exhibit 10.9 to the Form 10-K filed on March 29, 2000 and incorporated herein by reference).

10.10 — Letter extending Management Agreements with Campbell & Company, Inc., Eagle Trading Systems, Inc., Eckhardt Trading Company and Rabar Market Research for 2000 (filed as Exhibit 10.10 to the Form 10-K filed on March 29, 2001 and incorporated herein by reference).

10.11 — Letter extending Management Agreements with Campbell & Company, Inc., Eckhardt Trading Company and Rabar Market Research Inc. for 2001 (filed as Exhibit 10.11 to the Form 10-K filed on March 28, 2002 and incorporated herein by reference).

10.12 — Management Agreement among the Partnership, the General Partner and Aspect Capital Management Limited (filed as Exhibit 10.12 to the Form 10-K filed on March 28, 2002 and incorporated herein by reference).

10.13 — Letters from the General Partner terminating Management Agreement with Eagle Trading Systems, Inc. and Rabar Market Research Inc. (filed as Exhibit 10.13 to the Form 10-K filed on March 28, 2002 and incorporated herein by reference).

10.14 — Letter extending Management Agreements with Campbell & Company Inc., Eckhardt Trading Company and Aspect Capital Management Limited for 2002 (filed as Exhibit 10.14 to the Form 10-K/A filed on April 11, 2003).

10.15 — Letter Extending Management Agreements with Campbell & Company Inc., and Aspect Capital Management Limited for 2003 (filed as Exhibit 10.15 to the Form 10-K filed on March 29, 2004 and incorporated herein by reference).

10.16 — Letter from the General Partner terminating Management Agreement with Eckhardt Trading Company (filed as Exhibit 10.16 to the Form 10-K filed on March 29, 2004 and incorporated herein by reference).

10.17 — Letters extending Management Agreements with Campbell & Company Inc. and Aspect Capital Management Limited for 2004 (filed as Exhibit 10.17 to the Form 10-K filed on March 31, 2005 and incorporated herein by reference).

10.18 — Management Agreement among the Partnership, the General Partner and Altis Partners Limited (filed as Exhibit 33.1 to the Form 10-Q/A filed on November 16, 2005 and incorporated herein by reference).

10.19 — Letters extending Management Agreements with Campbell & Company, Inc., Aspect Capital Management Limited and Altis Partners Limited for 2005 (filed as Exhibit 10.19 to the Form 10-K filed on March 30, 2006 and incorporated herein by reference).

10.20 — Letters extending Management Agreements with Campbell & Company, Inc., Aspect Capital Management Limited and Altis Partners Limited for 2006 (filed as Exhibit 10.20 to the Form 10-K filed on March 30, 2007 and incorporated herein by reference).

10.21 — Letters extending Management Agreements with Campbell & Company, Inc., Aspect Capital Management Limited and Altis Partners Limited for 2007 (filed as Exhibit 10.21 to the Form 10-K filed on March 31, 2008 and incorporated herein by reference).

10.22 — Letters extending Management Agreements with Campbell & Company, Inc., Aspect Capital Management Limited and Altis Partners Limited for 2008 (filed as Exhibit 10.22 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

10.23 — Management Agreement among the Partnership, the General Partner and Waypoint Capital Management LLC (filed as Exhibit 10.23 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

23.1 — Consent from KPMG LLP dated March 26, 2009 (filed as Exhibit 23.1 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

31.1 — Rule 13a-14(a)/15d-14(a) Certifications (Certifications of President and Director).

31.2 — Rule 13a-14(a)/15d-14(a) Certifications (Certifications of Chief Financial Officer and Director).

32.1 — Section 1350 Certifications (Certifications of President and Director).

32.2 — Section 1350 Certifications (Certifications of Chief Financial Officer and Director).